SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Nevada Gold Holdings, Inc. (Name of Issuer)
Common Stock
(Title of Class of Securities)
41267109
(CUSIP Number)
David C. Mathewson
Chief Executive Officer and President
1265 Mesa Drive
Fernley, NV  89408
Phone/Facsimile:  (775) 287-0969

With a copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41267109
(1) Names of reporting persons David C. Mathewson

(2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:

Number of	(7)Sole Voting Power
12,740,000
Shares Beneficially
(8)Shared Voting Power
Owned By Each	0

Reporting	(9)Sole Dispositive Power
12,740,000
Person With
(10)Shared Dispositive Power
0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,740,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11) 35.1%

(14) Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Nevada Gold Holdings, Inc., a Delaware corporation (“NGHI”). The address of the principal executive offices of NGHI is 1265 Mesa Drive, Fernley, NV  89408.

Item 2. Identity and Background

This statement is filed on behalf of the following Reporting Person:

a.	Name: David C. Mathewson

b.	Business address: 1265 Mesa Drive, Fernley, NV 89408

c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Chief Executive Officer, President, Secretary, Treasurer, Chief Geologist and Director of NGHI, 1265 Mesa Drive, Fernley, NV  89408.  NGHI is engaged in the business of exploring for gold.

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration

Incorporated by reference to Item 4 below.

Item 4. Purpose of Transaction

On December 31, 2008, NGHI, Nevada Gold Acquisition Corp., a Nevada corporation formed on December 18, 2008, and a wholly owned subsidiary of NGHI (“Acquisition Sub”) and Nevada Gold Enterprises, Inc., a Nevada corporation formed on October 7, 2008, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), which closed on the same date.  Pursuant to the terms of the Merger Agreement, Acquisition Sub merged with and into NGE (the “Merger”), which became a wholly-owned subsidiary of NGHI.  As a result of the Merger, NGHI discontinued its pre-Merger business (which was to sell party and drinking supplies, including gelatin shot mixes, shot glasses, flavored sugar and salts, and various other drinking containers and paraphernalia) and acquired the business of NGE, and will continue the existing business operations of NGE (which is to engage in the exploration and eventual development of gold mines).

At the closing of the Merger, each of the 200 shares of NGE’s common stock issued and outstanding immediately prior to the closing of the Merger was converted into 80,000 shares of NGHI’s Common Stock. As a result, an aggregate of 16,000,000 shares of NGHI’s Common Stock were issued to the holders of NGE’s common stock. NGE did not have any stock options or warrants to purchase shares of its capital stock outstanding at the time of the Merger.   The Reporting Person held 190 shares of NGE’s common stock immediately prior to the closing of the Merger, which were accordingly converted into 15,200,000 shares of NGHI’s Common Stock.

The Merger Agreement contains a post-closing adjustment to the number of shares of NGHI Common Stock issued to the former NGE stockholders, in an amount up to 500,000 shares of NGHI Common Stock, to be issued on a pro rata basis for any breach of the Merger Agreement by Nevada Gold Holdings, Inc., discovered during the two-year period following the Closing Date. In order to secure the indemnification obligations of NGE under the Merger Agreement, 5% of the shares of NGHI Common Stock to which the Reporting Person, as the principal former NGE stockholder, was entitled in exchange for his shares of NGE in connection with the Merger will be held in escrow for a period of two years pursuant to an escrow agreement.

The Merger Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions. Breaches of the representations and warranties will be subject to customary indemnification provisions.

The Merger is being accounted for as a “reverse merger,” and NGE is deemed to be the acquirer in the reverse merger. Therefore, the historical financial statements of NGHI before the Merger will be replaced with the historical financial statements of NGE before the Merger in all future filings with the Securities and Exchange Commission (the “SEC”).

As a result of the issuance of the shares of Common Stock pursuant to the Merger, a change in control of NGHI occurred as of the date of consummation of the Merger.

The issuance of shares of Common Stock to holders of NGE’s capital stock in connection with the Merger was not registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated by the SEC under that section, which exempts transactions by an issuer not involving any public offering. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Upon the closing of the Merger, under the terms of a Split-Off Agreement, NGHI transferred all of its pre-Merger operating assets and liabilities to its wholly-owned subsidiary, Sunshine Group, Inc., a Delaware corporation  (“Sunshine”) formed on December 18, 2008, including, without limitation, NGHI’s equity interests in Sunshine Group, LLC, a Florida limited liability company (“Sunshine LLC”). Thereafter, pursuant to the Split-Off Agreement, NGHI transferred all of the outstanding shares of capital stock of Sunshine to Marion R. “Butch” Barnes, William D. Blanchard and Robert Barnes, pre-Merger stockholders of NGHI (the “Split-Off”), in consideration of and in exchange for (i) the surrender and cancellation of an aggregate of 100,000,000 shares of NGHI’s Common Stock held by those stockholders and (ii) certain representations, covenants and indemnities. Each of those stockholders further agreed that upon NGHI’s closing of a financing that, in NGHI’s reasonable judgment, will place NGHI on sound financial footing and enable it to execute its business plan, each of those stockholders will deliver to NGHI all of the remaining shares of common stock and other securities of NGHI that such stockholder owns.

In the Merger Agreement, NGHI agreed to enter into an agreement with an investor relations firm to be identified (the “IR Consultant”) to provide investor relations services to NGHI, pursuant to which NGHI will agree to issue to the IR Consultant warrants to purchase an aggregate of 1,000,000 shares of Common Stock, exercisable for a period of five years, at an exercise price of $1.00 per share.

Before the Merger, NGHI’s Board of Directors adopted, subject to stockholder approval, the 2008 Equity Incentive Plan (the “2008 Plan”), which provides for the issuance of up to 4,000,000 shares of Common Stock as incentive awards granted to executive officers, key employees, consultants and directors. No awards have been granted under the 2008 Plan.

On the closing date of the Merger, David Rector, the then sole director of NGHI before the Merger, resigned his position as a director, and the Reporting Person was appointed to fill the vacancy on the Board of Directors. Also on the closing date of the Merger, Mr. Rector, the then President and sole officer of NGHI, resigned and the Reporting Person was appointed CEO, President, Secretary and Treasurer by the Board.

In connection with the Merger, the Reporting Person and the two other former stockholders of NGE entered into lock-up agreements, whereby they are restricted for a period of 24 months (in the case of the Reporting Person) or 12 months (in the case of the other two stockholders) from certain sales or dispositions of the Common Stock acquired by them in the Merger. In addition, the Common Stock issued to the former NGE stockholders in the Merger is not permitted to be included in a registration statement for a period of 24 months after the closing. In addition, for a period of 12 months after the closing, former NGE stockholders agreed to be subject to restrictions on engaging in certain transactions, including effecting or agreeing to effect short sales, whether or not against the box, establishing any “put equivalent position” with respect to the Common Stock, borrowing or pre-borrowing any shares of Common Stock, or granting other rights (including put or call options) with respect to the Common Stock or with respect to any security that includes, relates to or derives any significant part of its value from the Common Stock, or otherwise seeks to hedge their position in the Common Stock.

Also on December 31, 2008, NGHI closed a private placement (the “Bridge PPO”) of (a) 414,000 shares of Common Stock, at a purchase price of $0.25 per share, and (b) $150,000 principal amount of its 10% Secured Convertible Promissory Note (the “Bridge Note”), at a purchase price of par, for aggregate gross proceeds of $253,500, before deducting expenses related to the offerings.  Upon the closing of the Merger, the purchaser of the Bridge Note also received 150,000 shares of Common Stock under the terms of the Bridge Note.  These offerings were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemptions provided by Regulation D and Regulation S promulgated by the SEC thereunder. The Bridge PPO was sold to “accredited investors,” as defined in Regulation D, and non-“U.S. persons” as defined in Regulation S.  NGHI may sell up to an additional 1,186,000 shares of Common Stock under the Bridge PPO at the same purchase price.

As an inducement to certain investors to purchase Common Stock in the Bridge PPO, the Reporting Person agreed to transfer to those investors in private transactions an aggregate of 2,460,000 shares of the NGHI Common Stock that he received in the Merger.  As a result of such transfers, the Reporting Person owns beneficially and of record 12,740,000 shares of NGHI Common Stock.  (The Reporting Person may agree to transfer up to 2,000,000 additional shares of his NGHI Common Stock to additional future investors in the Bridge PPO.)

Except as described in this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in:

a.	The acquisition by any person of additional securities of NGHI, or the disposition of securities of NGHI;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NGHI or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of NGHI or any of its subsidiaries;

d.	Any change in the present board of directors or management of NGHI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of NGHI;

f.	Any other material change in NGHI's business or corporate structure;

g.	Changes in NGHI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NGHI by any person;

h.
Causing a class of securities of NGHI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of NGHI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a.	See Items 11 and 13 of the cover page.

b.	See Items 7 through 9 of the cover page.

c.	Other than as describe above in Item 4, there have been no transactions in the Common Stock on that were effected during the past sixty days by the Reporting Person.

d.
The Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of NGHI, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the shares of Common Stock beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1
Agreement and Plan of Merger and Reorganization, dated as of December 31, 2008, by and among Nevada Gold Holdings, Inc., Nevada Gold Acquisition Corp. and Nevada Gold Enterprises, Inc. (incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by NGHI on January 7, 2009)

2	Certificate of Merger (incorporated herein by reference from Exhibit 2.2 to the Current Report on Form 8-K filed by NGHI on January 7, 2009)
3
Lock-Up Agreement, dated as of December 31, 2008, between Nevada Gold Holdings, Inc., and David Mathewson (incorporated herein by reference from Exhibit 10.3 to the Current Report on Form 8-K filed by NGHI on January 7, 2009)

4
Split-Off Agreement, dated as of December 31, 2008, by and among Nevada Gold Holdings, Inc., Sunshine Group, Inc., and Marion R. “Butch” Barnes, William D. Blanchard and Robert Barnes (incorporated herein by reference from Exhibit 10.4 to the Current Report on Form 8-K filed by NGHI on January 7, 2009)

5
General Release Agreement, dated as of December 31, 2008, by and among Nevada Gold Holdings, Inc., Sunshine Group, Inc., and Marion R. “Butch” Barnes, William D. Blanchard and Robert Barnes (incorporated herein by reference from Exhibit 10.5 to the Current Report on Form 8-K filed by NGHI on January 7, 2009)

6
Form of Agreement and Release between David Mathewson and the subscribers thereto (incorporated herein by reference from Exhibit 10.6 to the Current Report on Form 8-K filed by NGHI on January 7, 2009)

7	Nevada Gold Holdings, Inc., 2008 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.12 to the Current Report on Form 8-K filed by NGHI on January 7, 2009)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 12, 2009

/s/David C. Mathewson
David C. Mathewson